PRESS RELEASE

Klondex Reports Net Income of $4.4 Million, $0.04 per Share, in 2Q2014

Vancouver, BC – August 12, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today announced that it has filed its Management Discussion and Analysis ("MD&A") and its unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2014. Unless otherwise stated, all currency amounts included in this release are expressed in Canadian dollars, and financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Klondex's MD&A and full financial results for the second quarter are available on SEDAR, at www.sedar.com, and also have been posted on the Company's web site at www.klondexmines.com.

Second Quarter 2014 Financial Highlights

  Revenue was $36.4 million from the sale of 25,725 gold equivalent ounces consisting of 20,293 gold ounces and 343,025 silver ounces

  Gold equivalent ounces produced were 22,239, consisting of 17,093 gold ounces and 325,018 silver ounces, an increase of 38.5% from 1Q2014

  Consolidated production cost per gold equivalent ounce sold was $730, a decline of 19.4% from 1Q2014

  Net income totaled $4.4 million, $0.04 per share

  Cash flow provided by operating activities was $14.2 million

  Capital expenditures were $7.1 million

  Cash balance of $15.1 million at the end of 2Q2014

  Working capital of $21.2 million at the end of 2Q2014

Paul Huet, President and CEO commented, “Our strong second quarter results reflect Klondex’s continuing transformation into a low-cost producer of gold and silver in north central Nevada. On a sequential basis, our recovered ounces increased while production costs decreased. We anticipate that production costs will continue to improve as we increase output from Fire Creek and further optimize operations at Midas. ”

“Subsequent to the quarter end, we substantially improved our financial position by closing a bought-deal financing for aggregate gross proceeds of $16.1 million. Net proceeds from this offering will be used primarily to help accelerate exploration and development at the Midas Mine and the Fire Creek Project. After a busy first half of 2014, we believe we have the right team, the right assets and the financial strength to continue to strive towards generating long-term value for shareholders.”

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Unaudited Condensed Consolidated Interim Statements of Income (Loss)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue	$36,444,386	$-	$39,070,959	$-

Cost of sales
Production costs	18,722,571	-	20,397,642	-
Depreciation and depletion	6,648,860	-	6,925,774	-
Gross profit	11,072,955	-	11,747,543	-
General and administrative expenses	2,174,473	790,637	4,403,430	1,775,099
Income (loss) from operations	8,898,482	(790,637)	7,344,113	(1,775,099)
Business acquisition costs	(383,367)	-	(2,257,018)	-
Gain on change in fair value of derivative	1,033,299	-	1,591,792	-
Finance charges	(2,725,880)	-	(4,235,976)	-
Realized foreign currency gain	1,012,316		1,012,316
Income (Loss ) before tax	7,834,850	(790,637)	3,455,227	(1,775,099)
Income tax (expense) benefit	(3,394,000)	-	(1,426,000)	-
Net income (loss)	$4,440,850	$(790,637)	$2,029,227	$(1,775,099)

Net income (loss) per share - basic	$0.04	$(0.01)	$0.02	$(0.03)
Net income (loss) per share - diluted	$0.04	$(0.01)	$0.02	$(0.03)
Weighted average number of shares outstanding - basic	111,390,375	64,425,272	109,338,086	64,418,153
Weighted average number of shares outstanding - diluted	113,912,003	64,425,272	111,818,752	64,418,153

Revenue

During the three and six months ended June 30, 2014, Klondex's revenue was $36.4 million and $39.1 million, respectively. The Company did not recognize revenue in 2013. The Company acquired Midas on February 11, 2014 and recorded sales from Midas beginning in 1Q2014. A production decision at Fire Creek has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at Fire Creek has not been made, the mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the quantities of gold generated under the bulk sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in 2Q2014. In 2Q2014, the Company sold 25,725 gold equivalent ounces and in 1H2014 sold 27,573 gold equivalent ounces.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cost of Sales

The production costs in 2Q2014 were $18.7 million and in 1H2014 were $20.4 million. The production cost per gold equivalent ounce sold in 2Q2014 was $730 and for the six months ended June 30, 2014 was $742. See "Non-IFRS Measures". The depreciation and depletions costs in 2Q2014 were $6.6 million and in 1H2014 were $6.9 million.

Gross Profit

The gross profit in 2Q2014 was $11.1 million and in 1H2014 was $11.7 million which can be attributed to higher volume of gold and silver produced at the Company’s projects.

General and Administrative Expenses

The general and administrative expenses in 2Q2014 were $2.2 million (2Q2013 – $0.8 million) and in 1H2014 were $4.4 million (1H2013 – $1.8 million). The increase in G&A expenses over the prior year are due the growth of the Company as it has transformed from an exploration stage company to a production stage company.

Net Income

The net income in 2Q2014 was $4.4 million (2Q2013 – ($0.8 million)) and in 1H2014 was $2.0 million (1H2013 – ($1.8 million)). In 2Q2014, the Company generated net income as it transformed into a producing mining company and generated sufficient revenue to cover general and administrative expenses and all other costs.

Second Quarter 2014 Results Conference Call

Management will host a conference call on Wednesday, August 13, 2014 at 10:00 am ET/7:00am PT to discuss second quarter results. Presenting on the call will be Paul Huet, President and CEO, and Barry Dahl, Chief Financial Officer. Present on the call will be Brent Kristof, Chief Operating Officer and Mike Doolin, VP Business Development and Technical Services.

The call can be accessed by dialing: +1 800-319-4610 (North America, toll-free), +1 416-915-3227 (Toronto and International) and +1 604-638-5340 (Outside of Canada and the US).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

A replay will be available until 11:59 pm on Saturday, September 13, 2014. The replay can be accessed by dialing international toll: +1 604-638-9010 or toll free from the US and Canada: +1 800-319-6413 and entering passcode: 3599, followed by the # sign.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

NON-IFRS MEASURES

The Company has included a non-IFRS measure for "Production costs per gold equivalent ounce" in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of production per the financial statements to cash cost per gold equivalent ounce sold:

	Three months	Six months
	ended June 30,	ended June 30,
	2014	2014
Production Cost	$18,722,571	$20,397,642
Gold equivalents ounces (1)	25,658	27,507
Production Cost per gold equivalent ounce	$730	$742

(1) Does not include toll mill ounces
The gold to silver ratio is an estimate of gold price divided by silver price. The gold ratio used is 63.1579.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com